UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)
Angeles Income Properties, Ltd. 6

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
Angeles Realty Corporation II

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,174,746	$66.76

*	For purposes of calculating the fee only. This amount assumes the purchase of 9,462 units of limited partnership interest of the subject partnership for $229.84 per unit. Based on the current fee rate of $30.70 per million, the fee is $66.76.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$163.88	Filing Party:	AIMCO Properties, L.P.

Form or Registration No.:	Schedule TO/A	Date Filed:	April 30, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 12. EXHIBITS
SIGNATURE

AMENDMENT NO. 3 TO SCHEDULE TO
     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed on April 2, 2007 (as amended or supplemented from time to time, the “Schedule TO”) relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Angeles Income Properties, Ltd. 6, a California limited partnership (the “Partnership”), at a price of $229.84 per unit in cash, which was subsequently reduced to $222.52 per unit subsequent to the distribution of $7.32 per unit paid by the Partnership on June 13, 2007, pursuant to the terms and conditions set forth in the Offer to Purchase, dated April 2, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1), (a)(2), (a)(6) and (a)(7). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     At midnight, New York City time, on June 15, 2007, the Offer expired pursuant to its terms. A total of 3,556 Units, representing approximately 7.5% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated April 2, 2007 (previously filed).

(a)(2)	Letter of Transmittal and related Instructions (previously filed).

(a)(3)	Letter dated April 2, 2007 from the Aimco Operating Partnership to the Limited Partners of Angeles Income Properties, Ltd. 6 (previously filed).

(a)(4)	Press release dated April 30, 2007 (previously filed).

(a)(5)	Letter dated April 30, 2007 from the Aimco Operating Partnership to the Limited Partners of Angeles Income Properties, Ltd. 6 (previously filed).

(a)(6)	Supplement to Offer to Purchase dated May 30, 2007 (previously filed).

(a)(7)	Amended and Restated Letter of Transmittal dated May 30, 2007 (previously filed).

(a)(8)	Letter dated May 30, 2007 from the Aimco Operating Partnership to the Limited Partners of Angeles Income Properties, Ltd. 6 (previously filed).

(b)(1)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to AIMCO’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)	First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to AIMCO’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)	Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to AIMCO’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(d)	Not applicable.

(g)	None.

(h)	None.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: June 21, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO-GP, INC.

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

ANGELES REALTY CORPORATION II

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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